December 14, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renewable Energy & Power, Inc.

Offering Statement on Form 1-A

File No. 24-11280

Dear Sir or Madam:

On behalf of Renewable Energy & Power, Inc. (the “Company”), I hereby request acceleration of the effective date and time of Parts I, II and III of the above-referenced offering statement, as amended, (the “Offering”) to 3:00 p.m., Eastern Time, Wednesday, December 16, 2020, or as soon thereafter as is practicable.

The state of Connecticut has approved sales of the Offering in Connecticut.

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Matheau J. W. Stout. If you have any questions with respect to this matter, please contact Mr. Stout at (410) 429-7076.

Sincerely,

/s/ Conrad Huss

Conrad Huss

Chief Executive Officer